

September 19, 2023

<u>Via Federal Express</u>

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe BZX Exchange, Inc.***
         Form 1 Amendment

Dear Mrs. Jackson:

On behalf of Cboe BZX Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit[1]:

- Exhibit F (updated to include the most recent, final versions of agreements circulated to Members and other Users of the Exchange)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit F currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray

Kyle Murray
VP, Legal Head of Global Listings
913-815-7121
Signature executed at 9:00am on 09/19/23

Enclosure

---

[1] See Attachment for a comprehensive list of updates to Exhibit F

<u>Attachment</u>

Summary of changes made to Exhibit F:
- Added Multiple Access Identifier MTP Request Form

Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **09/19/23**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Cboe BZX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
    433 W Van Buren Steet
    Chicago, Illinois 60661

    23008129

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
    (913) 815-7000   (913) 815-7119
    (Telephone)   (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
    Kyle Murray   VP, Legal Head of Global Listings,   Cboe BZX Exchange, Inc.   (913) 815-7121
    (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
    Pat Sexton
    433 W Van Buren Street
    Chicago, IL 60661

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation _____ Sole Partnership _____ Partnership
    _____ Limited Liability Company _____ Other (specify): _____

    If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
    (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
    (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: _____09/19/23_____ _____ _____   Cboe BZX Exchange, Inc.
        (MM/DD/YY)   (Name of Applicant)

By: _*Kyle Murray*__ [signature executed at 9:00am on 09/19/23]   Kyle Murray, VP, Legal Head of Global Listings
        (Signature)   (Printed Name and Title)
Subscribed and sworn before me this _see header_ day of _see header_ , _see header___ by ___see header___
                                                      (Month)   (Year)   (Notary Public)
My Commission expires ___see header_____ County of __see header_____ State of see header_____

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity,

2. Application for approval as a person associated with a member, participant or subscriber of the entity; and

3. Any other similar materials.

Response:

Attached please find the following documents which have recently been added or updated:

1. Multiple Access Identifier MTP Request: original document

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.

Multiple Access Identifier MTP Request

This request for Multiple Access identifier Match Trade Prevention ("MTP") functionality is made to Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., and Cboe EDGX Exchange, Inc. (collectively, the "Exchange") by the User noted below. A Multiple Access identifier may be requested by a User who submits orders to the Exchange in two ways: (i) directly to the Exchange; and (ii) as a Sponsored Participant through a Sponsoring Member. This request should be completed by a User requesting to use a Multiple Access identifier in order to identify certain orders as being ineligible to match with a contra side order from the same User whose order is also marked with an identical Multiple Access identifier.

The following User seeks to enable MTP using the Multiple Access identifier. The Multiple Access identifier will be used solely to enable MTP between all MPIDs associated with the Multiple Access identifier assigned to the User and will not be available for use with any other Exchange functionality. A Multiple Access identifier will only be available to a User where the User submits orders: (i) directly to the Exchange; and (ii) as a Sponsored Participant through a Sponsoring Member.

_____   _____
                        User Name   Sponsoring Member Name

By completing this document, the User and Sponsoring Member acknowledge that the persons executing this document are authorized to do so and agree to comply with the MTP functionality that accompanies the execution of this attestation.

An executed version of this attestation can be delivered to the Exchange via email to MembershipServices@cboe.com.

User Name:	CRD #:
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	Date
Printed Name	Title

Sponsoring Member Name:	CRD #:
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	Date
Printed Name	Title